Item 77I - 	Deutsche Global Growth Fund and
Deutsche European Equity Fund
(each, a series of Deutsche
Global/International Fund, Inc. and
each a "Fund")
Class T shares for Deutsche Global Growth Fund and
Deutsche European Equity Fund became effective on
March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of October 26, 2017, Class T shares were not available for purchase.